BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

RON TOWNSHEND
November 22, 2006

This Notice of Articles was issued by the Registrar on: November 22, 2006 02:50 PM Pacific Time

Incorporation Number: **C0713891**

Recognition Date and Time: Continued into British Columbia on January 17, 2005 10:59 AM Pacific Time

NOTICE OF ARTICLES

Name of Company:

FIRST MAJESTIC SILVER CORP.

REGISTERED OFFICE INFORMATION

Mailing Address:
SUITE 3350, FOUR BENTALL CENTRE
1055 DUNSMUIR STREET, PO BOX 49222
VANCOUVER BC V7X 1L2
CANADA

Delivery Address:
SUITE 3350, FOUR BENTALL CENTRE
1055 DUNSMUIR STREET, PO BOX 49222
VANCOUVER BC V7X 1L2
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
SUITE 3350, FOUR BENTALL CENTRE
1055 DUNSMUIR STREET, PO BOX 49222
VANCOUVER BC V7X 1L2
CANADA

Delivery Address:
SUITE 3350, FOUR BENTALL CENTRE
1055 DUNSMUIR STREET, PO BOX 49222
VANCOUVER BC V7X 1L2
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
Pezzotti, Tony

Mailing Address:	**Delivery Address:**
7855 RAYSIDE STREET BURNABY BC V5E 2L2 CANADA	7855 RAYSIDE STREET BURNABY BC V5E 2L2 CANADA

Last Name, First Name, Middle Name:
Neumeyer, Keith

Mailing Address:	**Delivery Address:**
3550 - 142A STREET SURREY BC V4P 1M3 CANADA	3550 - 142A STREET SURREY BC V4P 1M3 CANADA

Last Name, First Name, Middle Name:
Davila, Ramon

Mailing Address:	**Delivery Address:**
BENITO CRESPO 300 COL NUEVA VZCAYA DURANGO 34080 MEXICO	BENITO CRESPO 300 COL NUEVA VZCAYA DURANGO 34080 MEXICO

Last Name, First Name, Middle Name:
Matysek, Paul F.

Mailing Address:	**Delivery Address:**
66 ENGLISH BLUFF ROAD DELTA BC V4M 2M7 CANADA	66 ENGLISH BLUFF ROAD DELTA BC V4M 2M7 CANADA

Last Name, First Name, Middle Name:
SHAW, DAVID

Mailing Address:	**Delivery Address:**
3889 26TH AVENUE WEST VANCOUVER BC V6S 1P3 CANADA	3889 26TH AVENUE WEST VANCOUVER BC V6S 1P3 CANADA

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value Without Special Rights or Restrictions attached